Exhibit 99.1

Allot Communications Reports Non-GAAP 4.4% Revenue
Growth for Q1 2015

Net Income Has Grown By More Than 40% Year Over Year.

Hod Hasharon, Israel - May 5, 2015 - Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband operators and cloud providers worldwide, today announced its first quarter 2015 results, with non-GAAP revenues reaching $29.5 million.

Q1 2015 – Financial Highlights:

•	Non-GAAP Revenues were $29.5 million, up 4.4% year over year

•	Non-GAAP Gross Margin reached 76%

•	Non-GAAP Operating Margin was 10%

•	Book-to-bill was below one

•	The Company generated $2.1 million of Operating Cash Flow

•	Net Cash as of March 31, 2015 totaled $123.8 million

Financial results:

On a GAAP basis, total revenues for the first quarter of 2015 were $29.5 million compared to $30.6 million of revenue reported for the fourth quarter of 2014 and $28.3 million of revenue reported for the first quarter of 2014.  Net loss for the first quarter of 2015 was zero, or $0.00 per basic and diluted share. This compares with a net loss of $2.3 million, or $0.07 per basic and diluted share, in the fourth quarter of 2014 and a net loss of $0.4 million, or $0.01 per basic and diluted share, in the first quarter of 2014.

On a non-GAAP basis, total revenues for the first quarter of 2015 reached $29.5 million, compared with $30.6 million of revenue reported for the fourth quarter of 2014 and $28.3 million of revenue reported for the first quarter of 2014.  On a non-GAAP basis, net income for the first quarter of 2015 was $2.9 million, or $0.09 per basic share and diluted share. This compares with non-GAAP net income of $3.4 million, or $0.10 per basic and diluted share, in the fourth quarter of 2014 and non-GAAP net income of $2.1 million, or $0.06 per basic and diluted share, in the first quarter of 2014.

Q1 2015 - Key Achievements:

•	During Q1 2015, 18 large orders were received, 3 of which were from new customers

•	8 of the large orders came from mobile-service providers and 8 were from fixed-line service providers

•	In addition, 2 large orders were received for private and public cloud deployments

•	Allot completed the acquisition of Optenet during the first quarter. The impact over the first quarter results was minimal.

•	Allot launched SmartEngage which enables mobile operators to increase subscriber service uptake.

•	Received four orders from Tier-1 operators to enable delivery of Security-as-a-Service and Comply with Regulation.

"During the first quarter we completed the acquisition of Optenet, a global leader in the field of Security-as-a-Service. We believe that the acquisition will significantly enhance our security offering and support future growth opportunities" said Andrei Elefant, President & CEO of Allot Communications. "We continued to improve our margins in the first quarter, expend our customer base and increase our market share. Security and monetization remained top performers within our VAS offering and we continue to view these two segments as key growth engines to our future growth”

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss first quarter 2015 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers: US: +1646 254 3361, UK: +44(0)2034271906, Israel: +97237219510, participant code 6727250.

A replay of the conference call will be available from 12:00 AM ET on May 6 2015 for 30 days. To access the replay, please dial: US: +1 347 366 9565; UK: +44(0)2034270598, access code:  6727250. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, inventory write-off expenses, regulatory matter expenses, acquisition-related expenses, restructuring costs and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

Public Relations Contact:

Maya Lustig
Director Corporate Communications
International access code +972-54-677-8100
mlustig@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2015	2014
	(Unaudited)

Revenues	$29,532	$28,284
Cost of revenues	7,769	8,195
Gross profit	21,763	20,089

Operating expenses:
Research and development costs, net	6,809	7,221
Sales and marketing	11,808	10,497
General and administrative	3,250	2,887
Total operating expenses	21,867	20,605
Operating loss	(104)	(516)
Financial and other income, net	205	149
Profit (loss) before income tax benefit	101	(367)

Tax expenses	135	21
Net loss	(34)	(388)

Basic net loss per share	$(0.00)	$(0.01)

Diluted net loss per share	$(0.00)	$(0.01)

Weighted average number of shares
used in computing basic net
earnings per share	33,357,909	32,939,195

Weighted average number of shares
used in computing diluted net
earnings per share	33,357,909	32,939,195

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Three Months Ended
	March 31, 2015		March 31, 2014
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP Operating (loss)	$(104)	0%	$(516)	(2)%
Share-based compensation (1)	1,867		1,992
Amortization of intangible assets (2)	511		465
Expenses related to M&A activities (3)	577		8
Fair value adjustment for acquired deferred revenues write down	11		12
Non-GAAP Operating income	$2,862	10%	$1,961	7%

GAAP Net (loss)	$(34)	0%	$(388)	(1)%
Share-based compensation (1)	1,867		1,992
Amortization of intangible assets (2)	511		465
Expenses related to M&A activities (3)	577		8
Fair value adjustment for acquired deferred revenues write down	11		12
Non-GAAP Net income	$2,932	10%	$2,089	7%

GAAP loss per share (diluted)	$(0.00)		$(0.01)
Share-based compensation	0.05		0.06
Amortization of intangible assets	0.02		0.01
Expenses related to M&A activities	0.02		0.00
Fair value adjustment for acquired deferred revenues write down	0.00		0.00
Non-GAAP Net income per share (diluted)	$0.09		$0.06

(1) Share-based compensation:
Cost of revenues	$82		$88
Research and development costs, net	420		469
Sales and marketing	752		821
General and administrative	613		614
	$1,867		$1,992

(2) Amortization of intangible assets
Cost of revenues	$454		$399
Sales and marketing	57		66
	$511		$465

(3) Expenses related to M&A activities
General and administrative	$351		$8
Research and development costs, net	45		-
Sales and marketing	181		-
	$577		$8

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2015	2014
	(Unaudited)

GAAP Revenues	$29,532	$28,284

Fair value adjustment for acquired deferred revenues write down	11	12

Non-GAAP Revenues	$29,543	$28,296

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2015	2014
	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,930	$51,036
Short term deposits	46,500	30,500
Marketable securities and restricted cash	55,344	40,639
Trade receivables, net	23,584	21,414
Other receivables and prepaid expenses	6,634	8,906
Inventories	8,321	13,474
Total current assets	162,313	165,969

LONG-TERM ASSETS:
Severance pay fund	260	260
Deferred taxes	1,620	1,602
Other assets	3,626	2,726
Total long-term assets	5,506	4,588

PROPERTY AND EQUIPMENT, NET	6,011	5,990
GOODWILL AND INTANGIBLE ASSETS, NET	45,995	29,756

Total assets	$219,825	$206,303

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,876	$4,887
Deferred revenues	12,340	13,527
Other payables and accrued expenses	15,324	12,851
Total current liabilities	33,540	31,265

LONG-TERM LIABILITIES:
Deferred revenues	4,777	2,520
Accrued severance pay	292	292
Other long term liabilities	3,915	0
Total long-term liabilities	8,984	2,812

SHAREHOLDERS' EQUITY	177,301	172,226

Total liabilities and shareholders' equity	$219,825	$206,303

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2015	2014
	(Unaudited)

Cash flows from operating activities:

Net Loss	$(34)	$(388)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	762	800
Stock-based compensation related to options granted to employees	1,849	1,992
Amortization of intangible assets	449	465
Capital loss	4	-
Decrease in accrued severance pay, net	12	4
Increase in other assets	(178)	(82)
Decrease in accrued interest and amortization of premium on marketable securities	300	208
Increase (Decrease) in trade receivables	175	(4,506)
Increase in other receivables and prepaid expenses	(2,691)	(102)
Decrease in inventories	1,788	324
Increase in long-term deferred taxes, net	96	-
Increase (Decrease) in trade payables	(424)	1,696
Increase (Decrease) in employees and payroll accruals	(409)	1,062
Increase in deferred revenues	100	1,096
Increase in other payables and accrued expenses	292	876

Net cash provided by operating activities	2,091	3,445

Cash flows from investing activities:

Redemption of short-term deposits	12,500	7,500
Purchase of property and equipment	(666)	(916)
Investment in marketable securities	(6,727)	(900)
Proceeds from redemption or sale of marketable securities	5,528	901
Acquisitions of certain assets and liabilities	(10,052)	-
Loan provided to third party, net	-	(2,563)

Net cash provided by investing activities	583	4,022

Cash flows from financing activities:

Exercise of employee stock options	76	756

Net cash provided by financing activities	76	756

Increase in cash and cash equivalents	2,750	8,223
Cash and cash equivalents at the beginning of the period	19,180	42,813

Cash and cash equivalents at the end of the period	$21,930	$51,036